December 19, 2018

Costamare Inc.
Form 20-F for the year ended December 31, 2017

Filed February 27, 2018

Form 6-K

Furnished October 24, 2018

File No. 001-34934

Dear Ms. Simpson:

We refer to the letter of December 10, 2018 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to Costamare Inc. (the “Company”) setting forth the comments of the SEC staff (the “Staff”) on the Company’s Form 20-F for the year ended December 31, 2017 (the “Form 20-F”), filed with the SEC via EDGAR on February 27, 2018 and the Company’s Form 6-K, furnished to the SEC on October 24, 2018 (the “Form 6-K”). The Company has today filed with the SEC, via EDGAR, this letter which sets forth the Company’s responses to the comments contained in the Comment Letter.

The numbered paragraphs and headings below correspond to those headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement.

Form 6-K furnished October 24, 2018

Exhibit 99.1 Earnings Release, page 1

1.	We note that in your earnings release furnished on October 24, 2018 as Exhibit 99.1 of Form 6-K, you disclose adjusted net income available to common stockholders and adjusted net income available to common stockholders per share. Please revise to include disclosure of the most directly comparable GAAP measure, net income. See Regulation G.

Response:

The Company acknowledges the Staff’s comment and it will revise Exhibit 99.1 in its future earnings releases to include a reconciliation of adjusted net income available to common stockholders and adjusted net income available to common stockholders per share to the most directly comparable GAAP measure. These reconciliations have been provided in Exhibit 99.2, and our future earnings releases will include similar reconciliations in Exhibit 99.1.

Form 20-F for the Year Ended December 31, 2017

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Vessel Impairment, page 86

2.	We note your disclosure on page 86 that an internal analysis, which used a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2017, suggests that 29 of your 52 vessels in the water may have current market values below their carrying value. We also note that you have disclosed a table of those vessels and the aggregate amount by which the carrying value exceeds the market value. In light of the fact that market values appear to be based on discounted cash flows which are based on assumptions which are highly subjective, please tell us what consideration was given to utilizing charter free shipbroker values, adjusted for existing time charters, to determine market value. Also, we note that the first paragraph on page 86 appears to indicate that you take into consideration third party valuations in determining fair value of the vessels. As it relates to the 7 vessels that failed Step 1 of the impairment analysis in 2017, please clarify for us how fair value is determined in Step 2 of the impairment analysis. Additionally, with respect to the underlying undiscounted cash flow portion of the analysis, please:
•	Confirm that a growth rate is not applied to estimated future inflows for charter free days.
•	Considering the depressed rates in most recent years, please elaborate on your basis that the ten year historical average rates represent a full shipping cycle. As part of your response, please provide us with a chart showing the ten year shipping cycle, and what you have considered as outliers to be removed from the analysis.
•	Tell us whether a useful life of 30 years is applied throughout the estimated future cash flows and why, when during the year ended December 31, 2017 and the subsequent period ended September 30, 2018 several dispositions for demolition have been taking place prior to the 30 year mark.

Response:

Impairment Analysis (according to US GAAP)

As background on the Company’s approach to its impairment analysis we note the following.

(i)	The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel might not be recoverable. The Company considers information, such as vessel sales and purchases, business plans and overall market conditions in order to determine if an impairment might exist.

(ii)	If the Company determines that an impairment indicator is present or if circumstances indicate that an impairment may exist, the Company then performs an analysis to determine whether an impairment loss should be recognized. The Company proceeds to Step 1 of the impairment analysis whereby, as discussed in further detail on page 85 of the Company’s Form 20-F, it computes estimates of future undiscounted cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. If those undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those undiscounted net operating cash flows are not greater than a vessel’s carrying value, the Company proceeds to Step 2 of the impairment analysis for such vessel.

(iii)	In Step 2 of the impairment analysis, the Company determines the fair value of the vessels that failed Step 1 of the impairment analysis, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations. The difference between the carrying value of the vessels that failed Step 1 of the impairment analysis and their fair value as calculated in Step 2 of the impairment analysis is recognized in the Company’s accounts as impairment loss.

In particular, as it relates to the seven vessels that failed Step 1 of the impairment analysis in 2017, the Company proceeded to Step 2 of the impairment analysis and determined the fair market value of those vessels by utilizing third party charter free valuations. As further discussed above, management reviewed such valuations by considering factors such as the current vessels’ sale and purchase market condition and concluded that the valuations were fair and thus could be used to determine the impairment loss amount.

Internal Analysis and Use of Charter Free Shipbroker Values

As explained in the Company’s Form 20-F on pages 87-88, the Company conducts an internal analysis and provides a table disclosing all instances where the carrying values of its vessels exceed their estimated fair market value as calculated by the internal analysis. The Company uses third party valuations in its internal analysis and performs the following procedures in order to prepare the disclosure:

(i)	for vessels with charters expiring within the 12 months following the date of the annual financial statements (December 31, 2017), the Company uses charter free third party valuations as at December 31, 2017; and

(ii)	for all other vessels, the Company uses: (A) third party charter free valuations of each vessel at the earliest expiry date of the charter of each vessel (e.g., in determining the residual value of a 5-year old vessel with a time charter having its earliest expiry date five years after the date of the annual financial statements, the third party valuation provides us with the charter free value of a 10-year old vessel with the same technical characteristics and specifications, which is representative of the residual value of the vessel at the earliest expiry date of the respective time charter) discounted to the date of the annual financial statements (December 31, 2017) plus (B) the discounted future cash flow from the charter of each vessel until the earliest expiry date of the charter.

The Company also advises the Staff that under the majority of the Company’s credit facilities, independent third-party lenders have contractually agreed with the Company that the same internal analysis discussed above under (i) and (ii) for purposes of vessel valuation is appropriate for determining compliance with the relevant covenants in its credit facilities.

Future Inflows Growth Rate

The Company confirms that no growth rate is applied to estimated future inflows for charter free days.

Basis for Ten-Year Historical Average Rates

Since 2010, the Company has consistently used the ten-year historical average rates in its impairment analysis, which it believes, given the high volatility in the shipping market, is representative of a full shipping cycle. In the Company’s analysis, it utilizes monthly data over a ten-year period derived from the Alphaliner Containership Index, a commonly used fee-based, third-party source in the containership industry which the Company will supplementally provide to the Staff, after eliminating outliers, which the Company defines as index values that fall outside plus or minus one standard deviation from the average index value over the ten-year period.

Appropriateness of 30 Year Useful Life of Vessels

The Company intends to hold and operate its vessels up to the end of their useful life, which it believes to be generally 30 years. Many other publicly-traded container companies also follow this 30-year useful life convention (e.g., Seaspan Corporation, Danaos Corporation, Global Ship Lease Inc. and Diana Containerships). Therefore, the Company applies a 30-year useful life throughout the estimated future cash flows.

The Company examines the prospect and the timing of each vessel sale for demolition opportunistically and on a case by case basis. The decision to sell a specific vessel for demolition depends on the prospects of the vessel to secure employment, the estimated cost of maintaining the vessel, the available financing and the price of scrap. Since 2010, the Company has sold 21 vessels for demolition at an average age of 27.1 years.

Other

The Company hereby acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

On behalf of the Company, please allow us to express our appreciation of your attention to this matter. Should you have any questions or comments with respect to this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,
/s/ D. Scott Bennett

Ms. Effie Simpson

Division of Corporation Finance

Office Of Transportation and Leisure

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR

Copy to:

Mr. Gregory G. Zikos

Chief Financial Officer

Costamare Inc.

7 rue du Gabian

MC98000 Monaco

Via e-mail